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August 2, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	CleanTech Acquisition Corp.

Amendment No. 7 to Registration Statement on Form S-4

Filed July 22, 2022

File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 1, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 7 to the Registration Statement on Form S-4 (the “Last Amendment”).

The Company has filed via EDGAR Amendment No. 8 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of the Amendment, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 7 to Registration Statement on Form S-4 filed July 22, 2022

General

1.	We note your revisions indicating that 15,466,711 shares were redeemed at the special meeting in connection with the combination period extension. Please revise your letter to stockholders to disclose these redemptions. Provide risk factor disclosure if the redemptions in connection with the extension will make it more difficult for you to complete a Business Combination. For example, discuss the impact of the reduction in funds in the Trust Account and in the number of stockholders that you have and any impact on meeting or maintaining Nasdaq listing requirements.

Response: The Company has added disclosure to the Letter to Stockholders and the Risk Factors section on page 89 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nauticus, page 183

2.

We note your revised disclosure on page 185 concerning the initial production run of the Nauticus Fleet, which states that the “first sets of robots were to be delivered in Q4 2022, with the remainder being fulfilled by the end of 2024,” but “the initial delivery of the first assets of the Nauticus Fleet has been delayed into 2023” due to supply chain disruptions. We also note your disclosures on page 26 that the “RaaS model is anticipated to fully commence in late 2022 after the delivery of additional vehicles to increase the fleet size and after their respective commissioning” and on page 125 that “the Nauticus fleet of robotic systems are [to be] commissioned in the 4th quarter of 2022.” With respect to your disclosure:

●	Advise whether references to the Nauticus Fleet and other robotics suggesting delivery of some units in 2022 throughout your registration statement should be revised to reflect the delayed production schedule.

Response: The Company has revised its disclosures on pages 24 and 170 to address the Staff’s comment.

●	Clarify whether the “first assets” of the Nauticus Fleet expected to be delivered in 2023 will consist solely of Hydronaut - Aquanaut “pairs” or whether you may take delivery of some robotics systems separately.

Response: The Company has revised its disclosures on pages 25, 123, and 171 to address the Staff’s comment. Additionally, the Company would like to note that the Nauticus Fleet is a brand moniker, and each asset of the Nauticus Fleet consists of an Aquanaut – Hydronaut pair working in tandem. However, the production units comprising the pair are manufactured, delivered, and commissioned into service separately. Furthermore, each component of the pair can be operated independently. The Company has revised the Amendment to reflect that the first complete pairs of assets comprising a unit in the Nauticus Fleet are expected to be commissioned in 2023 with some of the individual components to be delivered in 2022.

●	We note your disclosure on page 52 that “Nauticus expects to launch its core RaaS offering by the end of 2022. This evaluation is based on the time to complete production of the initial RaaS fleet.” Revise your disclosure if the production delays have impacted when you expect the RaaS model to “fully commence.”

Response: The RaaS model is still anticipated to commence by the end of 2022 with the currently available Hydronauts and Aquanauts in the Company’s inventory. We do not expect that the production delays will have an impact on when the RaaS model is to “fully commence.” The fleet RaaS model reflects the utilization of any of the Hydronauts and Aquanauts as a tandem pair/asset contracted for by a customer. Nauticus has previously clarified that Nauticus’ fleet RaaS model may be executed using any Hydronaut or Aquanaut operating in tandem. Nauticus would like to additionally clarify that the use of the term ‘fully commence’ is meant to describe the RaaS model at the originally intended offering rate of $40,000 per day. In other words, and to remove all doubt, the RaaS model will be offered and commence at the end of 2022 through a preproduction Hydronaut and a preproduction Aquanaut pair at a price point that is less than the originally noted $40,000 per day rate. This initial lower price point is due to the differences between the preproduction and production Nauticus Fleet assets. Hence, the RaaS model will have commenced by the end of 2022 but will not be considered as having been ‘fully commenced’ at the anticipated market rate for the production Nauticus Fleet assets.

CLAQ Notes to Unaudited Condensed Financial Statements

Note 10. Subsequent Events, page F-51

3.	Please revise to include a discussion of the recent material redemptions and the impact to your financial statements. Refer to ASC 855-10-50-2.

Response: The Company has added disclosure on page F-52 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Eli Spiro